

March 26, 2009

<u>Via U.S. Mail and Facsimile (65-6226-0502)</u>

Teo Tong Kooi
President and Director
China Yuchai International Limited
16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581

> **Re:** **China Yuchai International Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed January 30, 2009**
> **File No. 1-13522**

Dear Mr. Kooi:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from disclosure on page 28 that your subsidiary Guangxi Yuchai sells products in Cuba and is party to a memorandum of understanding with the Cuban government for the sale of diesel engines. As you know, Cuba is identified by the U.S .Department of State as a state sponsor of terrorism, and is subject to U.S. asset controls and export controls. Please describe to us any transactions, contracts, agreements and understandings you have entered into with Cuba since

your letters to us of August 4, 2006 and September 2, 2006. In this regard, we note a July 2007 news article stating that Guangxi Yuchai intends to expand its export business and hopes to eventually increase exports to about 30% of its production.

2. Please provide an updated materiality analysis of your operations associated with Cuba, including their potential impact upon your reputation and share value since your letter to us of August 4, 2006. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

3. Please tell us whether your contacts with the Middle East and Africa are still limited to Turkey and Egypt as set forth in your letter to us of August 4, 2006.

4. We note a July 22, 2008 website article stating that Guangxi Yuchai established a strategic cooperation relationship with Zonda Bus/Zonda Group and that Zonda Bus's buses have been exported to Syria. Syria is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe the nature of Guangxi Yuchai's strategic relationship with Zonda, including a description of any agreements Guangxi Yuchai and Zonda are party to and whether Guangxi Yuchai sells diesel engines to Zonda. Please tell us whether Zonda exports or has exported buses or any other products to Syria that use Guangxi Yuchai's engines or other products.

5. We note a July 2007 article stating that Yuchai Group, a parent company of China Yuchai International Ltd., obtained an order to export 1,000 diesel engines to Iran. Iran is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls.

Your Form 20-F does not include any disclosure regarding Yuchai Group. Please describe to us your relationship with Yuchai Group and tell us why information about this entity is not disclosed in your Form 20-F. To the best of your knowledge, understanding and belief, describe to us the nature and extent of Yuchai Group's business contacts with Iran, if any, including the products, equipment, components, technology, or services Yuchai Group has provided or provides into Iran, and any arrangements or other contacts Yuchai Group has had with the Iranian government or entities controlled by that government. Tell us whether the diesel engines cited in the report were manufactured, designed or otherwise provided by Guangxi Yuchai.

6. We note January 2009 and October 2008 news articles stating that Donfeng Company and Dongfeng Automobile Co., Ltd. sell trucks and vehicles in Iran. Please tell us whether your engines or other products are used in trucks or vehicles sold to Iran.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
        Assistant Director
        Division of Corporation Finance